82-34631

JCDecaux

06010636

SUPPL

RECEIVED
SEC MAIL PROCESSING
FEB 0 1 2006
WASH. D.C. SECTION
185

Communication Extérieure

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Neuilly-sur-Seine, 30th January 2006

File ~~82-5247~~
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA:

- A press release in respect of JCDecaux renewing and expanding its exclusive 10 year advertising contract for Hong Kong international airport.
-

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

PROCESSED
FEB 08 2006
Sc

Stéphanie Hartanérot
Legal Affairs
Head of the Stock Market / Company Law Department

Enc.

dlw 2/2

JCDecaux

FILE 82-5247

JCDecaux renews and expands its exclusive 10 year advertising contract for Hong Kong International Airport

Out of Home Media

Argentina
Australia
Austria
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Bosnia
Brazil
Bulgaria
Canada
Chile
China
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France
Germany
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Italy
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Spain
Sweden
Switzerland
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United Kingdom
United States
Uruguay

Paris, 30 January 2006 – JCDecaux SA (Euronext Paris: DEC), the number two outdoor advertising company worldwide and the number one in airport advertising, announced today that JCDecaux Pearl & Dean (a 100% subsidiary of JCDecaux located in Hong Kong) has renewed its exclusive advertising contract for Hong Kong International Airport (HKIA). The new 10 year contract covers all internal and external advertising at the airport and includes an unprecedented new advertising opportunity with the opening, in July 2006, of the SkyPlaza terminal extension project* and exterior advertising at SkyCity**.

JCDecaux Pearl & Dean won the new contract in a competitive bid process against several leading outdoor advertising competitors. The win reflects the Company's outstanding performance since the opening of HKIA eight years ago, and its achievement in developing advertising at the airport into a world-class medium which matches and enhances HKIA's status as one of the world's top airports***.

In the coming years, exciting new advertising plans for HKIA include the introduction of more innovative and interactive advertising designed to enhance the ambience of the airport, improve services to passengers, and provide state of the art solutions to enable advertisers to reach their target audience.

Christina Cheng of the Airport Authority Hong Kong, stated : "*JCDecaux was chosen on the basis of its past track record and its ability to introduce innovative product and marketing solutions from their international network that take into account our unique airport environment and service considerations. Their proposal matches our approach to managing airport advertising as an integral part of the airport, which has been well supported by our customers in passenger surveys.*"

Jean-Charles Decaux, Co-CEO of JCDecaux, said: "*HKIA is the busiest international airport in Asia in terms of international passengers traffic and one of the top five international airports in the world with more than 40 million passengers per year. We are very pleased that our successful partnership with the Airport Authority of Hong Kong will continue and look forward to expanding this key business relationship further. Our international sales network, product innovation and high standards of quality, coupled with our strong presence in China, where we are now the number one outdoor advertising company, make JCDecaux uniquely placed to take HKIA advertising to new heights.*"

*Skyplaza (terminal 2) will be a business, retail and transportation centre serving the needs of local and international visitors to SkyCity as well as air passengers. It will be a major shopping mall.
** SkyCity is a group of major developments linked to the airport, including an international exhibition centre (the AsiaWorld-Expo), a 9-hole golf course, office towers and the Skyplaza.
***HKIA has been named "Airport of the Year" for five consecutive years since 2001 by SkyTRAX Research

JCDecaux

Key information about the Group

- *2004 revenues: €1,627.3 million; revenue for first 9 months of 2005: €1,227.6 million*
- *JCDecaux is listed on the Eurolist of Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices*
- *N°1 worldwide in street furniture (318,000 advertising panels)*
- *N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, trains and tramways (207,000 advertising panels)*
- *N°1 in Europe for billboards (190,000 advertising panels)*
- *715,000 advertising panels in 45 different countries*
- *Present in 3,400 cities with over 10,000 inhabitants*
- *7,900 employees*

Key information about JCDecaux in China

- *N°1 outdoor advertising company in China with 79,400 advertising panels in 20 cities*
- *10,700 advertising panels in Street Furniture (4 cities)*
- *68,700 transport panels (20 cities)*
- *29 advertising panels in Large Format (1 city)*
- *996 employees*

Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investors Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33(0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr